1000 Six PPG Place

Pittsburgh, PA 15222-5479

September 6, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549-7010

Attn: Terence O’Brien

RE:	Allegheny Technologies Incorporated

File No. 1-12001

Dear Mr. O’Brien:

This letter sets forth our response to the letter (the “Comment Letter”) dated August 22, 2013 from the Staff of the Securities and Exchange Commission with respect to Allegheny Technologies Incorporated (the “Company”).

Set forth below are the Company’s responses to the comments set forth in the Comment Letter. For your convenience, each comment is reproduced below and is followed by the Company’s response.

Form 10-Q for the period ended June 30, 2013

Note 11. Financial Information for Subsidiary and Guarantor Parent, page 16

1.	We note the revision you have made to the condensed statements of cash flows on pages 18 and 20 in response to comment 3 in our letter dated July 8, 2013. In the financing activities sections, you present a line item for “Net receipts/(payments) on intercompany activity.” Please tell us the types of transactions that are generating these intercompany receipts and payments and explain how you determined each type of transaction was appropriately labeled as a financing activity. Refer to ASC 230-10-45. Also, please tell us why there are no intercompany assets and intercompany liabilities shown as separate line items on the condensed balance sheets.

RESPONSE:

There are intercompany notes issued by various corporate entities within the Company’s corporate structure, including the Guarantor Parent, the Subsidiary, and the Non-guarantor subsidiaries. These intercompany notes are used to evidence obligations arising from borrowings by certain of these entities from other entities. For example, as the Guarantor Parent has no operating activities, funds to make dividend payments are internally borrowed from one or more of its subsidiaries. In response to a prior

Mr. Terence O’Brien

United States Securities and Exchange Commission

September 6, 2013

Staff comment on the presentation of cash flows generated by operations of the Guarantor Parent even though the Guarantor Parent did not have cash or revenue (letters dated June 12, 2008 and June 24, 2008), we adopted a cash flows presentation change, whereby intercompany cash flow activity between the Guarantor Parent, the Subsidiary and Non-guarantor subsidiaries would be presented as financing activities.

Settlements of intercompany transactions involving operating activities between lower-tier subsidiaries are handled as borrowings or repayments on intercompany notes and we therefore also include these items as financing activities. We disclose this overall basis of presentation in our footnote.

Intercompany assets and liabilities are included within Investments in subsidiaries and other assets, Accrued liabilities, and Long-term debt in the condensed balance sheets for the footnote presentation. In future filings, we will measure materiality for determining disclosure of intercompany balances separately at the Guarantor Parent, Subsidiary and Non-guarantor subsidiaries level.

Management’s Discussion and Analysis, page 24

2.	We have read your response to comment 1 in our letter dated August 1, 2013. We note, among other things, the continued declines in your operating and gross margins during the second quarter, and the remarks from the second quarter earnings release and earnings call transcript regarding the uncertain global environment that have had a significant negative effect on demand and raw material pricing. Please revise future filings to provide a more detailed discussion of the macroeconomic factors that have currently had a material adverse impact on your financial results, providing quantitative analysis where appropriate. Management’s discussion and analysis should provide the reader with an understanding of the challenges currently facing the global steel industry, the impact on your operations, your strengths and vulnerabilities, and your expectations for potential future effects to your operations and liquidity, as seen through the eyes of management. For example, on page 27 you state that you continue to believe that “market conditions remain favorable for long-term secular growth from our key markets of aerospace, oil and gas/chemical process industry, electrical energy, and medical” but the foregoing should also be accompanied by insight that analyzes the underlying forces that are presently, and for the short-term, making market conditions unfavorable.

RESPONSE:

In future filings, we will expand our MD&A disclosures to provide our updated views on factors that we believe are significantly impacting demand in our end markets, and on discernible overall trends, including those that may be short-term, within our end markets that we expect may have a material impact on our operating results.

* * *

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Terence O’Brien

United States Securities and Exchange Commission

September 6, 2013

Please contact the undersigned, Patrick J. DeCourcy at (412) 395-3057, with any questions or comments.

Very truly yours,

/s/ Patrick J. DeCourcy

Patrick J. DeCourcy
Interim Chief Financial Officer

cc:	Elliot S. Davis